UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMI CONSTRUCTION GROUP

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

69344N 10 9

__________________________________________

(CUSIP Number)

Lona Liu

B56-B76, Songshan Lake Creative Life City

Gongye West Road, Dongguan

Guangdong, China

0086-769-38832388

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2014

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69344N 10 9

1. Names of Reporting Persons: NobleCorp Asset Management Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Labuan, Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 3,124,629
8. Shared Voting Power: none
9. Sole Dispositive Power: 3,124,629
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,629
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 18.06%
14. Type of Reporting Person (See Instructions): CO

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001, (the "Common Stock") of PMI Construction Group (the “Issuer”), a Nevada corporation, whose principal executive office is located at B56-B76, Songshan Lake Creative Life City, Gongye West Road, Dongguan, Guangdong, China.

ITEM 2.

IDENTITY AND BACKGROUND.

The company filing this statement is NobleCorp Asset Management Ltd. (“NobleCorp”), a Labuan corporation. NobleCorp’s principal business is investment holding. The business address of NobleCorp is Brumby Centre, Lot 42, Jalan Muhibbah, 87000, Labuan F.T. Malaysia. During the last five years, NobleCorp has not been convicted in any criminal proceeding.  During the last five years, NobleCorp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2014, on August 15, 2014, NobleCorp purchased a total of 3,124,629 shares of common stock in the Issuer from certain Sellers (the “Sellers”).  The purchase was made pursuant to the terms of a stock purchase agreement.  The shares purchased by NobleCorp represent approximately 18.06% of the total number of issued and outstanding shares of common stock of the Issuer.  The amount of consideration for the purchase of the shares was U.S. $80,000, an amount supplied by NobleCorp.

ITEM 4.

PURPOSE OF TRANSACTION.

NobleCorp acquired the Issuer's Common Stock for investment purposes. At the date of this filing, except as set forth below, NobleCorp does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that NobleCorp may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties.

(b) At the time of the event which required the filing of this report, NobleCorp had no plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

The above statements are hereby subject to and qualified by the following:

In conjunction with the share purchase transaction between the Sellers and NobleCorp, on August 15, 2014, Mr. Jeffery Peterson, the Issuer’s sole officer and director, resigned from his respective positions as the President, Chief Executive Officer and Chief Financial Officer of the Issuer.  Additionally, on August 15, 2014, the board of directors of the Issuer appointed Ms. Lona Liu as both a director of the Issuer, and as the Issuer’s Chief Executive Officer and Chief Financial Officer.

The Issuer is currently a "shell" company with no or nominal operations and no or nominal assets. The reporting person plans to cause the Issuer to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Issuer would acquire a target company with an operating business, with the intent of continuing the acquired company's business as a publicly held entity. The Issuer has limited capital with which to provide the owners of the target company with any significant cash or other assets and, as such, the Issuer will only be able to offer owners of a target company the opportunity to acquire a controlling ownership interest in the Issuer.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

As of August 15, 2014, NobleCorp owned 3,124,629 shares of common stock representing 18.06% of the issued and outstanding shares of Common Stock of the Issuer.  As of August 15, 2014, NobleCorp had the sole right to vote and dispose, or direct the disposition, of the 3,124,629 shares of Common Stock that it owns.  Mr Eddy Kok is the person authorized to exercise the right to vote and the right to direct the disposition of the 3,124,629 shares of the Issue’s common stock owned by NobleCorp. Other than NobleCorp, no other person is known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by NobleCorp.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NobleCorp has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NobleCorp Asset Management Ltd.

/s/Kok Seng Yeap Eddy

Kok Seng Yeap Eddy, Director

August 25, 2014